UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2003.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-00395

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NCR Savings Plan

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

NCR Corporation

1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan

Financial Statements and

Supplemental Schedule

December 31, 2003 and 2002

NCR Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and

Administrator of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, “Schedule of Assets Held at End of Year,” is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio

June 11, 2004

NCR Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	December 31,
	2003	2002
Assets
Investments at fair value	$1,678,955,723	$1,372,106,080
Transferred investments at fair value:
Gasper Corporation 401(k) Profit Sharing Plan	2,978,404	—

Total investments	1,681,934,127	1,372,106,080

Contributions receivable:
Participants	1,835,888	1,700,598
Employer	641,330	602,334

Total contributions receivable	2,477,218	2,302,932

Other receivables	1,173,646	400,216

Total assets	1,685,584,991	1,374,809,228

Liabilities

Accounts payable	1,191,326	820,141
Accrued expenses	463,680	590,183

Total liabilities	1,655,006	1,410,324

Net assets available for benefits	$1,683,929,985	$1,373,398,904

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2003

Year Ended December 31, 2003
Additions

Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$346,621,576
Interest	1,704,502
Dividends	6,557,250

Total investment income	354,883,328

Contributions:
Participant	61,193,529
Employer, net of forfeitures	23,358,364

Total contributions	84,551,893

Total additions	439,435,221

Deductions

Deductions from net assets attributed to:
Benefits paid to participants	130,821,332
Administrative expenses	1,504,804

Total deductions	132,326,136

Net increase in net assets prior to asset transfer	307,109,085
Net asset transfer increase	3,421,996

310,531,081

Net assets available for benefits
Beginning of year	1,373,398,904

End of year	$1,683,929,985

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan

Notes to Financial Statements

1.	Description of the Plan

General

The NCR Savings Plan (the “Plan”) is a defined contribution plan established on May 1, 1985 by NCR Corporation (“NCR” or the “Company”) to give the Company’s employees more control over, and participation in, the accumulation of capital for their retirement.

The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement. The terms of the Plan described below are applicable to the majority of participants. A small portion of participants are in sub-plan groups due to the merger of legacy 401(k) plans into the Plan. While terms of participants in the sub-plan groups may vary slightly from the terms described below, the sub-plan group participants have substantially the same benefits and requirements of the other Plan participants.

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation. The maximum contribution percentage limits vary based upon the participant’s base salary. Annual tax-deferred contributions per participant for the 2003 and 2002 Plan years were limited to $12,000.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The Company’s matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis.

Effective June 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow employees aged 50 and older during the calendar year to elect to make an additional $1,000 catch-up contribution during the 2002 plan year. Catch-up contribution amounts are not eligible for Employer Matching Contributions and will increase by $1,000 each year until 2006. After 2006, the catch-up contribution will be adjusted for inflation in $500 increments.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment strategies, as well as mutual funds, market index funds, and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds, separate accounts and common/collective trusts and are managed to derive returns subject to the associated risk tolerance. A Mutual Fund Window offers a broad array of mutual funds (more than 200) which offer a broad range of investment objectives (ranging from conservative to very aggressive and domestic to international).

NCR Savings Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a “reduction in force,” (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions are considered immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company matching contributions or any earnings on Company matching or employee contributions until they terminate employment with the Company.

Participant Loans

Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month prior to the month of the transaction. The term of the loan may be between one and five years. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors. No amendment or termination of the Plan may adversely affect a participant’s accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the NCR Savings Plan Trust (the “Trust”) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment. For a complete description of the Plan, participants should refer to the Plan Document.

NCR Savings Plan

Notes to Financial Statements

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition

All of the Plan’s investments are stated at fair value. Fair values have been estimated based on quoted market amounts of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

The Plan’s primary investment manager is Fidelity Investments (“Fidelity”). An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions and Transfers

Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

NCR Savings Plan

Notes to Financial Statements

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2003	2002
NTGI - QM Collective Daily Aggregate Bond Index Fund, 809,734 and 80,775,373 shares, respectively*	$246,508,005	$236,215,461

Fidelity Select International Collective Trust, 2,001,322 and 1,979,566 shares, respectively	$152,800,950	$107,549,814

NTGI - QM Collective Daily Russell 2000 Value Equity Index Fund, 318,236 and 345,844 shares, respectively*	$114,108,645	$70,342,847

Fidelity Magellan Fund Inc., 954,704 and 939,629 shares, respectively	$93,312,781	$74,193,073

Fidelity Retirement Money Market, 78,092,663 and 85,658,799 shares, respectively	$78,092,663	$85,658,799

*	As of December 31, 2002, these investments were managed by Deutsche Asset Management under different fund names. During 2003, the funds were acquired by Northern Trust Global Investment which managed the investment within identical funds.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $346,621,576 as follows:

Year Ended December 31, 2003
Mutual funds (including investments, strategies, and common/collective trusts)	$322,215,810
NCR Unitized Stock Fund	24,405,766

$346,621,576

4.	Related Party Transactions

Participants can choose to directly invest in Fidelity’s mutual funds through the Plan. An affiliate of Fidelity Investments is also the trustee of the Plan, the cash receipts and cash disbursements from these direct investments constitute related party transactions. Related party cash receipts and cash disbursements of the Plan totaled $32,431,054 and $39,706,303, respectively, for the year ended December 31, 2003.

NCR Savings Plan

Notes to Financial Statements

5.	Tax Status

The Company received its latest favorable determination letter, dated January 9, 2004, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the Code). Therefore, the Company believes that the Plan was qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

6.	Assets Transfer from Gasper Corporation 401(k) Profit Sharing Plan and NCR Puerto Rico Employees 165(e) Plan

Effective January 1, 2004, the Gasper Corporation 401(k) Profit Sharing Plan (the “Gasper Plan”), a wholly owned subsidiary of NCR Corporation, merged into the Plan and the Gasper Plan ceased to exist. The net assets of the Gasper Corporation 401(k) Profit Sharing Plan, with a fair value of $2,978,404, were transferred into the Plan on December 31, 2003. Because the merger of the Gasper Plan was not effective as of December 31, 2003, the assets transferred are presented in a separate caption on the Statement of Net Assets Available for Benefits. Effective January 1, 2003, the investments and participant accounts of NCR Puerto Rico 165(e) Plan merged into the Plan at a fair value of $443,592.

7.	Subsequent Event

In May 2004, the Company’s management announced changes to the Company’s retirement plans that will result in, among other items, increases in the Company’s matching contribution for certain employees to 100% on the first 4% of pay and 50% on the next 2% of pay. The changes will be effective September 1, 2004.

NCR Savings Plan

Supplemental Schedule

NCR Savings Plan

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

December 31, 2003

Description and Identity of Issue, Borrower, Lender, or Similar Party	Number of Units or Shares	Cost****	Current Value
Common/Collective Trusts:
Fidelity Aggressive Equity Portfolio*	69,580		$55,359,244
Fidelity Institutional Cash Portfolio*	45,076,232		45,076,232
Fidelity US Equity Index Commingled*	1,084,157		36,611,994
FMTC Select International Portfolio*	2,001,322		152,800,950
NTGI - QM Collective Daily Aggregate Bond Fund	809,734		246,508,005
NTGI - QM Collective Daily EAFE Index Fund	220,508		51,900,429
NTGI - QM Collective Daily Russell 2000 Index Fund	22,665		14,282,174
NTGI - QM Collective Daily Russell 2000 Value Equity Index	318,236		114,108,645
NTGI - QM Collective Daily S&P 500 Equity Index	28,823		82,096,054

Registered Investment Companies:
Axe Houghton Small Cap Fund	6,376,709		73,032,451
Legg Mason Large Cap Fund	4,475,768		83,611,813
Total Mutual Fund Window Investments***	115,972,910		653,376,168

Employer Related Investment:
NCR Common Stock*	1,451,270		56,309,276

Participant Loans (a)*			16,860,692

			$1,681,934,127

(a)	The participant loan interest rates are between 5% - 10.5%. The loan terms are between One year and five years.
*	Party-in-interest
**	This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.
***	This line item represents the aggregate value of participant-directed mutual fund investments held within the Mutual Fund Window at Fidelity, which is a party-in-interest.
****	Per Department of Labor Section 2520.103-11(d), cost may be omitted as all investments are participant directed.

Signatures

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, NCR Corporation, the administrator of the NCR Savings Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

NCR Savings Plan

By:	/s/ Peter Bocian
Peter Bocian
Interim Chief Financial Officer and
Vice President, Finance
NCR Corporation

Date: June 28, 2004

Exhibit Index

Exhibit No. 23	Consent of PricewaterhouseCoopers LLP